Andina II Holdco Corp.

250 West 57th Street

Suite 2223

New York, New York 10107

February 14, 2018

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Andina II Holdco Corp. (the “Company”)
Registration Statement on Form S-4 originally filed November 22, 2017
(File No. 333-221723) ( the “Registration Statement”)

Dear Ms. Ransom:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Wednesday, February 14, 2018, or as soon thereafter as practicable.

Very truly yours,

ANDINA II HOLDCO CORP.

By:	/s/ Julio A. Torres
Julio A. Torres
Chief Executive Officer